EXHIBIT- 12.1

Corvus Pharmaceuticals, Inc.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(In Thousands)

	Years Ended December 31,
	2016	2015	2014

Fixed charges:
Interest expense	$—	$—	$—
Interest component of rentals (1)	193	115	—
Total Fixed Charges	193	115	—

Earnings available for fixed charges:
Pre-tax income (loss) from continuing operations	(36,375)	(31,335)	(161)
Add: Fixed Charges	193	115	—
Earnings (deficiency of earnings) available to cover fixed charges	$(36,182)	$(31,220)	$(161)
Ratio of earnings to fixed charges(2)	N/A	N/A	N/A

(1)    One third of rent expense was included in the calculation as it is a reasonable approximation of the interest factor.

(2)    Our earnings were inadequate to cover fixed charges for the years ended December 31, 2016, 2015 and 2014.